[CC Letterhead]
July 28, 2008
VIA EDGAR AND BY HAND
Ms. Karen J. Garnett
Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cogdell Spencer Inc. Form 10-K for the year ended December 31, 2007 Filed March 17, 2008 File No. 001-32649
Dear Ms. Garnett/Mr. Dang:
     On behalf of our client, Cogdell Spencer Inc. (the “Company”), a Maryland corporation, set forth below are the responses of the Company to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by telephone on July 28, 2008, with respect to the Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) filed by the Company on March 17, 2008. The response to the Staff’s comment is set out below.
Amendment 1 to Form 10-K filed April 29, 2007
Item 11. Executive Compensation, page 8
We note your response to our oral comment that disclosure of the department level performance measures would cause you competitive injury. Please explain how disclosure of the performance measures for a period that has already passed would cause competitive injury to you. For instance, you refer to tenants and lenders. Please explain how they could use such figures to create competitive harm. Additionally, please discuss how difficult it would be for the executive or how likely it will be for you to achieve the undisclosed target levels. Please refer to Compliance and Disclosure Interpretations Question 118.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for further guidance.
     Although the Company continues to believe that the disclosure of the departmental goals could cause competitive harm to the Company for the reasons previously described to the Staff, in response to the Staff’s further oral comment, we confirm that the Company will disclose the requested information in future filings, to the extent required by Item 402(b) of Regulation S-K. By way of example, 10% of the maximum bonus for which Mr. Handy was eligible during 2007 would be earned upon the Company limiting Adjusted G&A to less than 10.5% of the Company’s gross revenue for the year. The Company’s actual Adjusted G&A as a percentage of gross revenues was equal to 10.2% and accordingly, Mr. Handy was entitled to receive the full portion of his bonus attributable to his department goals.

     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Andrew S. Epstein and Jacob A. Farquharson, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).
Very truly yours,
/s/ Andrew S. Epstein
Andrew S. Epstein

cc:	Frank C. Spencer Jay L. Bernstein